EXHIBIT 12.1

PETROBRAS

STATEMENT AS TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	In Thousands of U.S. Dollars					Six Months Ended June 30, 2004
	Year Ended December 31,
	1999	2000	2001	2002	2003
Income (loss) before income taxes and minority interest	946	7,803	4,792	3,232	8,774	3,903
Add fixed charges as adjusted (from below)	975	1,688	1,350	1,104	3,128	669

Earnings	1,921	9,491	6,142	4,336	11,902	4,573

Fixed Charges:
Interest Expense:
Interest on Indebtedness	925	1,128	851	763	1,335	771
Dividends declared	278	768	578	456	1,955
Interest portion of rental expense	22	15	36	13	14	3
Amortization of debt costs			8	11	9	5
Fixed charges before adjustments	1,225	1,911	1,473	1,243	3,312	779

Less capitalized interest	(250)	(223)	(123)	(139)	(184)	(110)

Fixed charges as adjusted	975	1,688	1,350	1,104	3,128	669

Ratio (earnings divided by fixed charges before adjustments)	1.57	4.97	4.17	3.49	3.59	5.87